January 8, 2020
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
068916-0101

Via EDGAR System

U.S. Securities and Exchange Commission
Attention:    Benjamin Kalish, Senior Counsel (202-551-7361)
Chief Counsel’s Office, Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-4720

Re:	Leuthold Funds, Inc.; File No. 812-15050
Ladies and Gentlemen:
On behalf of Leuthold Funds, Inc. (the “Company”), The Leuthold Group, LLC (the “Adviser”) and Compass Distributors, LLC (“Compass” and Compass together with the Company and the Adviser, the “Applicants”), on July 17, 2019 we submitted an application (the “Application”) seeking an order (1) under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; (2) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (a)(2) of the 1940 Act; and (3) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act.  After discussing the Application and new Rule 6c-11 promulgated under the 1940 Act with the Staff of the Securities and Exchange Commission, the Applicants hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of the Application, and that the Securities and Exchange Commission take no further action with respect thereto.
If you have any questions relating to this filing, please do not hesitate to contact the undersigned at 414-297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc: Roger A. Peters